UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For August 16, 2022

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TRANSPORTADORA DE GAS DEL SUR S.A.

FINANCIAL STATEMENTS AS OF JUNE 30, 2022 AND 2021

INDEX

01.ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2022

02.CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Statements of comprehensive income

Statements of financial position

Statements of changes in equity

Statements of cash flows

Notes to the condensed interim consolidated financial statements

03.INDEPENDENT AUDITORS´LIMITED REVIEW REPORT

TRANSPORTADORA DE GAS DEL SUR S.A.

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2022 (1)

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's consolidated financial statements as of June 30, 2022 and December 31, 2021, and for the six-month periods ended June 30,2022 and 2021. These condensed interim consolidated financial statements have been prepared in accordance with and complied with IAS 34 issued by the International Accounting Standards Board (“IASB”) adopted by the Comisión Nacional de Valores ("CNV") through the provisions of Title IV, Chapter I, Section I, Article 1 – B.1 of the Rules of the CNV ("New Text 2013" or "NT 2013").

The condensed interim consolidated financial statements of the Company for the six-month periods ended June 30, 2022, 2021, 2020, 2019 and 2018 have been subject to a limited review performed jointly by Price Waterhouse & Co. S.R.L. and Pistrelli, Henry Martin and Asociados S.R.L.

Effects of inflation

On December 3, 2018, Law No. 27,468 was enacted, sanctioned on November 15, 2018 by the National Argentine Congress. Among other measures, this law abolishes Presidential Decree No. 1,269/02 —amended by Presidential Decree No. 664/2003 — through which the controlling entities (among them the CNV) had been instructed not to accept inflation adjusted financial statements. On December 26, 2018, the CNV issued Resolution No. 777/2018, by virtue of which it instructs companies that offer their shares to the public to apply the financial statements restatement method to a stable currency in line with the provisions of IAS 29 “Financial Reporting in Hyperinflationary Economies”.

In accordance with such standards, the restatement of financial statements was restarted as from July 1, 2018. In line with the restatement method, non-currency assets and liabilities are restated by an overall price index issued by the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”) since their acquisition date or last inflation adjustment (March 1, 2003).

Likewise, comparative information included in the financial statements has also been restated, but this fact has not modified the decisions based on the financial information corresponding to those fiscal years.

For further information, see “Note 4. Significant Accounting Policies – d) Restatement to constant currency – Comparative Information” to the consolidated financial statements as of December 31, 2021.

Rounding

Certain figures included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not, in all cases, been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this report may vary from those obtained by performing the same calculations using the figures in our Financial Statements. Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them due to rounding.

(0) Not covered by Auditor’s Limited Review of Interim Financial Information, except for items 3, 4, 5 and 7.

1

1.Results of operations

The following table presents a summary of the consolidated results of operations for the six-month periods ended June 30, 2022 (“1S2022”) and June 30, 2021 (“1S2021”):

Activities of the Company in 1S2022 and 1S2021

Revenues

Revenues for 1S2022 increased by Ps. 1,927 million compared to 1S2021, mainly as a consequence of the increase in revenues from Production and Commercialization of Liquids business segment, an effect partially offset by the decrease in revenues from the Natural Gas Transportation business segment.

Natural Gas Transportation

During 1S2022 revenues from the Natural Gas Transportation business segment accounted for 25% of tgs total revenues (30% for 1S2021). 84% of the total revenues corresponded to firm contracted capacity services (82% for 1S2021).

Revenues from the Natural Gas Transportation segment during 1S2022 reached Ps. 15,489 million (Ps. 18,060 million in 1S2021). The decrease of Ps. 2,571 million is mainly due to the lack of tariff adjustment, we have only received a nominal increase of 60% as of March 1, 2022, and the negative impact that the evolution of inflation has on them.

Liquids Production and Commercialization

During 1S2022, the Liquids Production and Commercialization business segment represented 64% of tgs´ total revenues (60% for 1S2021).

Revenues derived from the Liquid Production and Commercialization segment amounted to Ps. 39,659 million in 1S2022 (Ps 3,456 million higher than those recorded in 1S2021). This increase is mainly due to higher international reference prices and volumes of ethane and natural gasoline dispatched. These effects were partially offset by the negative variation in the real exchange rate and the volumes of propane and butane sold.

Total volumes dispatched registered a decrease of 2% or 9,022 tons compared to 1S2021.

2

Other Services

Revenues derived from the Other Services segment increased by Ps. 1,042 million in 1S2022 compared to the same period of 2021. This increase is due to higher revenues corresponding to transportation and conditioning services for natural gas in Vaca Muerta and compression and treatment of natural gas. These effects were partially offset by the negative variation in the real exchange rate.

On April 29, 2022, Provincial Decree No. 822/22 (the “Decree 822”) was published whereby the Province of Neuquén approved the extension of the natural gas transportation concession granted by Provincial Decree No. 379/ 18. Decree 822 ratified the supplementary agreement signed on March 22, 2022 between tgs and the Province of Neuquén within the framework of the investment plan executed for the development of Vaca Muerta. This Agreement includes the construction and operation of a new natural gas pipeline that will have an extension of 32.1 kilometers, running from Los Toldos to El Trapial areas, and will transport up to 17 MMm3/d of natural gas. The work is expected to be completed by June 2023 and the investment amounts to approximately US$48 million.

tgs continues to consolidate its commitment to the country's energy supply, providing efficient solutions to natural gas producers through scale infrastructure.

Cost of sales and administrative and selling expenses

Cost of sales, administrative and selling expenses corresponding to 1S2022 increased by Ps. 3,750 million compared to 1S2021. This variation is mainly due to the increase in (i) the cost of natural gas processed at the Cerri Complex (increase in the price, measured in constant Argentine pesos), (ii) tax on exports, (iii) labor costs and (iv) depreciations. These effects were partially offset by a decrease in repair and maintenance expenses, fees and services received from third parties, and turnover tax.

The following table shows the main components of operating costs, administrative and commercialization expenses and comparisons for 1S2022 and 1S2021:

3

Other operating results

The other operating results recorded a negative variation of Ps. 302 million mainly as a result of the recognition of the collections received for insurance recovery during 1S2021.

Net financial results

In 1S2022, the financial results showed a positive variation of Ps. 578 million with respect to 1S2021. The breakdown of net financial results is as follows:

This positive variation is mainly due to the lower loss generated by the operations carried out with financial assets measured at fair value. These effects were partially offset by the lower gain on net monetary position, and the losses recognized for the repurchase of notes and for operations with derivative financial instruments.

Income tax

The income tax charge decreased by Ps. 3,740 million mainly as a result of the lower negative impact of the tax inflation adjustment, an effect that was partially offset by the higher current tax charge.

2.Liquidity

The Company’s primary sources and application of funds during 1S2022 and 1S2021 are shown in the table below:

During 1S2022 the net change in cash and cash equivalents was negative by Ps. 47 million while during 1S2021 the net change in funds was Ps. 4,608 million.

This variation was due to lower cash flows used in investing activities for Ps. 10,601 million (lower placements of financial assets not considered cash, offset by higher acquisitions of PPE) and higher funds generated by financing activities after borrowing from controlled companies, an effect that was partially offset by payments made for the repurchase of notes.

4

Regarding the cash flow provided by operations, they showed a negative variation of Ps. 7,923 million due to the effect of the decrease in working capital and the higher income tax payment.

3.Second quarter 2022 (“2Q2022”) vs Second quarter 2021 (“2Q2021”)

The following table presents a summary of the consolidated results of operations for 2Q2022 and 2Q2021:

During 2Q2022, the Company obtained comprehensive income of Ps. 5,311 million, compared to comprehensive income of Ps. 5,570 million obtained in the same period of 2021.

Total revenues for 2Q2022 decreased Ps. 1,289 million compared to the same period of the previous year.

Revenues from the Natural Gas Transportation segment in 2Q2022 decreased by Ps. 116 million, compared to 2Q2021. The negative variation was due to the lack of tariff increase of the applicable tariffs (the last increase was on March 1, 2022) and the negative effect that the variation in the Consumer Price Index had on inflation-adjusted revenues.

As for the Liquids Production and Marketing segment, revenues decreased by Ps. 2,040 million in 2Q2022, mainly as a result of lower volumes of propane, butane and ethane as explained below and the decrease in the exchange rate measured in constant currency. These effects were partially offset by the increase in international reference prices and the higher tons of natural gasoline exported.

Total volumes dispatched from the Cerri Complex decreased 18% or 51,385 tons, mainly due to the decrease in the volumes of propane and butane exported (because these volumes had to be used to satisfy local demand) and of ethane dispatched to PBB Polisur S.R.L. given the impossibility of the client to take the product for maintenance carried out in its facilities.

On the other hand, there was an increase in the tons of natural gasoline exported.

The breakdown of volumes dispatched by market and product and revenues by market is included below:

5

The Other Services segment reported an increase of Ps. 867 million, mainly explained by higher natural gas transportation and conditioning services in Vaca Muerta. This effect was partially offset by the negative variation of the exchange rate in constant currency.

Cost of sales and administrative and commercialization expenses for 2Q2022 amounted to Ps. 18,674 million (compared to Ps. 19,131 million in 2Q2021), representing a decrease of Ps. 457 million. This variation is mainly due to lower: (i) natural gas costs processed at the Cerri Complex (lower consumption, partially offset by the increase in price), (ii) repair and maintenance expenses of property, plant and equipment, and (iii) withholdings on exports due to the drop in exported volumes. These effects were partially offset by higher labor costs and depreciation.

The following table shows the main components of operating costs, administrative and commercialization expenses and their main variations for 2Q2022 and 2Q2021:

In 2Q2022, financial results suffered a negative variation of Ps. 1,644 million, compared to those registered in the 2021 period. This variation is mainly due to the lower gain on net monetary position and the higher loss due to exchange rate (greater devaluation in 2Q2022). These effects were partially offset by higher financial results generated by assets.

4.Consolidated Financial Position Summary

Summary of the consolidated financial position information as of June 30, 2022 and December 31, 2021, 2020, 2019 and 2018:

6

5.Consolidated Comprehensive Income Summary

Summary of the consolidated comprehensive income information for the six-month periods ended June 30, 2022, 2021, 2020, 2019 and 2018:

6.Consolidated Cash Flow Summary

Summary of the consolidated cash flow information for the six-month periods ended June 30, 2022, 2021, 2020, 2019 and 2018:

7.Statistical Data (Physical units)

8.Comparative Ratios

7

9.TGS share market value in Buenos Aires Stock Exchange at closing of last business day (in Argentine Pesos per share)

	2022	2021	2020	2019	2018
January	225.00	151.65	104.30	125.85	90.05
February	232.60	138.85	93.15	114.50	83.50
March	262.80	139.10	72.15	114.10	81.75
April	262.35	139.35	101.80	90.40	78.05
May	282.15	152.20	121.50	116.35	84.30
June	260.50	156.65	114.10	124.50	69.15
July	349.65	159.05	141.35	137.20	90.95
August		192.00	123.85	94.45	98.40
September		192.00	116.60	107.10	120.05
October		217.30	152.95	121.00	103.95
November		184.55	162.50	91.70	117.00
December		181.10	154.70	108.65	111.00

10.Outlook

The future of natural gas as an essential fuel for the country's energy matrix is consolidated year after year, which will make Argentina a sustainable country with high growth. We have consolidated ourselves as an integrated service provider in the hydrocarbon industry.

Our strategy aims to position ourselves in a leading role, carrying out vital undertakings for the future of the country, thus consolidating the growth strategy with a leap of magnitude. With this objective, we are adopting an innovative vision, seeking new business opportunities for our clients with a focus on Vaca Muerta.

The current economic situation and the tariff review process faced by the authorities implies that we must continue to generate valid and constructive channels of dialogue that allow us to manage a profitable and efficient natural gas transportation business in accordance with the country's energy development, considering the needs of the internal and external demands and of our stakeholders.

In this framework, we will be attentive to the talks with the national authorities in order to advance in the concretion of the new RTI process.

In the Liquids Production and Commercialization Segment, the strategy will be aimed at optimizing the production mix that allows prioritizing those products and distribution channels that provide higher margins, and to maximizing access to the RTP at reasonable costs. For this, it will be very important to be efficient in the management of our assets, ensuring a coordinated, safe and efficient operation.

In financial terms, and given the aforementioned facts, we have made the necessary budgetary adjustments in order to preserve our financial position, make a prudent allocation of our resources, and mitigate the negative impact that the main macroeconomic variables have on our businesses and the delays in granting the tariff increases that affect our financial situation.

Given our current lack of access to financial markets, we believe that we will have to rely solely on the cash flows generated by our operations to meet our working capital, debt service, and capital expenditures requirements for the foreseeable future.

8

As regards their daily operations, tgs will remain committed to continuous improvement of each of its processes to optimize the use of the resources and to reduce operating costs. To this end, the Company will carry out actions aimed at the reduction of cost without affecting the reliability and availability of the pipeline system. We will continue with the implementation of various actions, such as the standardization and systematization of risk management in pipelines, compressor stations and processing facilities. Finally, we will deepen training initiatives for the staff for technical and management training resources.

Autonomous City of Buenos Aires, August 9, 2022

Horacio Turri

Chairman of the Board of Directors

9

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2022 AND 2021

(Stated in thousands of pesos as described in Note 3 except for basic and diluted earnings per share)

Notes	For the three-month periods ended June 30, 2022	2021	For the six-month periods ended June 30, 2022	2021
Revenues	9.h.	28,073,402	29,362,224	61,650,189	59,722,694
Cost of sales	9.i	(16,021,380)	(16,678,619)	(32,318,025)	(29,393,998)
Gross profit		**12,052,022**	**12,683,605**	**29,332,164**	**30,328,696**
Administrative expenses	9.j.	(1,054,677)	(938,609)	(1,897,016)	(1,737,399)
Selling expenses	9.j.	(1,597,977)	(1,513,275)	(3,715,858)	(3,049,296)
Other operating results	9.l.	(72,332)	(41,066)	5,057	306,647
Operating profit		**9,327,036**	**10,190,655**	**23,724,347**	**25,848,648**
Net financial results					
Financial income	9.k.	4,789,178	1,866,857	7,983,472	6,122,891
Financial expenses	9.k.	(9,440,698)	(5,116,724)	(16,111,698)	(14,676,675)
Other financial results	9.k.	2,937,749	738,449	3,537,230	(1,725,307)
Gain on net monetary position	9.k.	1,038,421	3,480,928	3,164,032	8,274,358
Total net financial results		**(675,350)**	**969,510**	**(1,426,964)**	**(2,004,733)**
Profit from associates	12	19,761	(9,720)	55,829	2,030
Net income before income tax		8,671,447	11,150,445	22,353,212	23,845,945
Income tax	15	(3,360,170)	(5,580,416)	(7,415,872)	(11,156,497)
Net income for the period		**5,311,277**	**5,570,029**	**14,937,340**	**12,689,448**
Other comprehensive results		-	-	-	-
Total comprehensive income for the period		**5,311,277**	**5,570,029**	**14,937,340**	**12,689,448**
Net income and total comprehensive income attributable to:					
Owners of the Company		5,311,387	5,570,028	14,937,438	12,689,438
Non-controlling interests		(110)	1	(98)	10
		5,311,277	**5,570,029**	**14,937,340**	**12,689,448**
Total comprehensive income per share attributable to owners of the Company:					
Weighted average of outstanding ordinary shares		752,761,058	752,761,058	752,761,058	752,761,058
Basic and diluted earnings per share		7.06	7.40	19.84	16.86

The accompanying notes are an integral part of these consolidated financial statements.

Horacio Turri

Chairman of the Board of Directors

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2022 AND DECEMBER 31, 2021

(Stated in thousands of pesos as described in Note 3)

Notes	06/30/2022	12/31/2021
ASSETS			
Non-current assets			
Property, plant and equipment	13	202,442,794	204,672,575
Investments in associates	10	100,861	45,038
Other financial assets at amortized cost	9.m.	27,971,941	30,589,083
Deferred tax assets	15	178,639	32,378
Other receivables	9.a.	18,668	12,068
Total non-current assets		**230,712,903**	**235,351,142**
Current assets			
Other receivables	9.a.	9,799,691	8,145,537
Inventories		2,484,279	1,594,024
Trade receivables	9.b.	13,395,625	14,478,505
Contract assets		24,043	32,768
Other financial assets at amortized cost	9.m.	770	2,603
Other financial assets at fair value through profit or loss	9.n.	21,188,141	18,082,511
Cash and cash equivalents	9.c.	4,232,531	6,035,905
Total current assets		**51,125,080**	**48,371,853**
Total assets		**281,837,983**	**283,722,995**
EQUITY			
Common stock		76,197,698	76,197,698
Treasury shares		4,224,495	4,224,495
Cost of acquisition of treasury shares		(7,643,375)	(7,643,375)
Additional paid-up capital		(2,217,277)	(2,217,277)
Legal reserve		8,941,454	7,515,133
Reserve for capital expenditures, acquisition of treasury shares and/or dividends		84,849,836	57,749,715
Accumulated retained earnings		14,937,438	28,526,442
Non-controlling interests		(30)	68
Total equity		**179,290,239**	**164,352,899**
LIABILITES			
Non-current liabilities			
Deferred tax liabilities	15	14,317,280	14,037,592
Taxes payables	9.e.	2,397	-
Contract liabilities	9.d.	7,943,721	7,670,399
Loans	14	64,437,832	70,050,093
Total non-current liabilities		**86,701,230**	**91,758,084**
Current liabilities			
Provisions	16	1,484,537	1,766,086
Contract liabilities	9.d.	706,040	684,662
Other payables	9.e.	310,817	433,764
Taxes payables	9.f.	845,129	907,747
Income tax payable		3,168,980	11,941,535
Payroll and social security taxes payable	9.o.	1,489,819	1,941,228
Loans	14	1,456,735	1,609,017
Derivated financial instruments		-	57,602
Trade payables	9.g.	6,384,457	8,270,371
Total current liabilities		**15,846,514**	**27,612,012**
Total liabilities		**102,547,744**	**119,370,096**
Total equity and liabilities		**281,837,983**	**283,722,995**

The accompanying notes are an integral part of these consolidated financial statements.

Horacio Turri

Chairman of the Board of Directors

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2022 AND 2021

(Stated in thousands of pesos as described in Note 3)

______________________________________________________________________________________________________________________________________________________________________________

Horacio Turri

Chairman of the Board of Directors

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2022 AND 2021

(Stated in thousands of pesos as described in Note 3)

_____________________________________________________________________________________________________

Horacio Turri

Chairman of the Board of Directors

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

1.GENERAL INFORMATION

Business Overview

Transportadora de Gas del Sur S.A. (“tgs” or the “Company”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). tgs commenced operations on December 28, 1992 and it is mainly engaged in the Transportation of Natural Gas, and Production and Commercialization of natural gas Liquids (“Liquids”). TGS’s pipeline system connects major natural gas fields in southern and western Argentina with natural gas distributors and industries in those areas and in the greater Buenos Aires area. The natural gas transportation license to operate this system was exclusively granted to TGS for a period of thirty-five years (“the License”). TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by Ente Nacional Regulador del Gas (National Gas Regulatory Body or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where TGS processes natural gas to obtain liquids, was transferred from GdE along with the gas transmission assets. TGS also provides midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation and maintenance services. In addition, telecommunications services are provided through the subsidiary Telcosur S.A. (“Telcosur”). These services consist of data transmission services through a network of terrestrial and digital radio relay.

Subsequently, the corporate purpose of the Company was modified in order to incorporate the development of complementary activities, incidental, linked and / or derived from natural gas transportation, such as the generation and commercialization of electric power and the provision of other services for the hydrocarbon sector in general.

Major Shareholders

tgs’ controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the common stock. Local and foreign investors hold the remaining ownership of TGS’s common stock. CIESA is under joint control and in equal parts of: (i) Pampa Energía S.A. (“Pampa Energía”) with 50% and (ii) leading by Sielecki family, Grupo Inversor Petroquímica S.L. (“GIP”) and PCT L.L.C. with the remaining 50%.

The following table shows the organizational structure, shareholders and related parties of tgs as of June 30, 2022:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

CIESA
51%
PUBLIC OFFERING
44%
FGS - ANSES 24%
BYMA 8%
NYSE 12%
TREASURY SHARES
5%
tgs
Transporte y Servicios de Gas en Uruguay S.A. (TGU)
Pampa Energía 51%
tgs 49%
EGS S.A. (in liquidation)
TGU 51%
tgs 49%
TELCOSUR S.A.
tgs 99.98%
Pampa Energía 0.02%
TGSLatam Energía S.A.
tgs 80%
CTG 15%
Telcosur 5%
CTG Energía S.A.U. (CTG)
tgs 100%
Gas Link S.A.
tgs 49%
Shell Argentina S.A. 25.5%
Pan American Sur S.A. 20.4%
Wintershall Dea Argentina S.A. 5.10%
UT TGS SACDE (UT)

Detailed data reflecting subsidiary control as of June 30, 2022, is as follows:

Company	Incorporation country	Closing date	Main activity

Telcosur	Argentina	December 31	Telecommunication Services
CTG TGSLatam	Argentina Bolivia	December 31 December 31	Electrical power related services Hydrocarbons and electrical power services

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Economic context

The Company operates in an economic context whose main variables have recently had a strong volatility as a consequence of political and economic events both domestically and internationally.

2021 was a year of recovery in economic activity, after the GDP decrease by 9.9% in 2020. Although a recovery in the economic activity was foreseeable, after the lockdown in the economy for several consecutive months as a result of the sanitary restrictions imposed due to the COVID-19 pandemic, the improvement in the international prices of the products of Argentina's exportable basket, the approval and massive use of vaccines -especially in the second half of the year - which allowed a greater reduction in health restrictions and the extraordinary inflow of funds as a stimulus measure from the IMF to help countries solve the effects of COVID-19, generated that the recovery has been greater than expected. anticipated at the beginning of the year. GDP grew by 10.3% in 2021.

However, various factors meant that the recovery was not homogeneous in all sectors and in several of them the levels of 2018, when the recession began, have not yet been reached.

Additionally, the uncertainty surrounding the legislative elections held in September and November 2021 began in the middle of the year and generated an increase in the demand for foreign currency by individuals and companies. This led the Banco Central de la República Argentina (“BCRA”) to increase controls on access to the foreign exchange market and, consequently, the alternative exchange rates reached values of up to 100% higher than the value of the currency in the official market. The combination of monetary issue, international inflation, inertia and expectations led to ending 2021 with the second highest record of year-on-year price increases since 1991, with a 50.9% year-on-year change in the CPI as of December 2021.

During the first quarter of 2022, Argentina and the IMF reached an agreement where fiscal and monetary goals were established and a refinancing of maturities was obtained. However, the inflationary inertia continued, registering a CPI of 6.7% in March, the highest since April 2002. Despite the inflationary inertia, an increase in the CPI of 36.28% continued to be registered during the first half of 2022 (64% year-on-year). For its part, the latest estimate of the Relevamiento de Expectativas de Mercado issued by the BCRA (“REM”) raised the inflation forecast for 2022 to 76%.

In addition, Russia's invasion of Ukraine has been a major factor of global destabilization that led to a significant increase in the price of commodities, including natural gas. In this context, on April 7, 2022, the Argentine Government announced an agreement for the supply of natural gas from Bolivia during the winter period. The increase in natural gas prices could negatively affect Argentina's current fiscal imbalance. Also, the availability and price of natural gas are key factors for the normal development of the Cerri Complex's Liquids production activities.

The measures aimed at restricting access to the foreign exchange market in order to contain the demand for dollars continued, which meant a restriction for the companies when operating their businesses.

These exchange restrictions, or those that may be issued in the future, could affect the Company's ability to access the Mercado Único y Libre de Cambios (“MULC”) to acquire the necessary foreign currency to meet its financial obligations.

The context of volatility and uncertainty continues at the date of issuance of these financial statements.

The Company's Management permanently monitors the evolution of the situations that affect its business, to determine the possible actions to be taken and to identify the possible impacts

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

on its financial situation and the results of its operations. The Company's financial statements must be read considering all these circumstances.

2.CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

tgs presents its Condensed Interim Consolidated Financial Statements for the six-month periods ended June 30, 2022 and 2021 in accordance with Title IV, Chapter I, Section I, article 1.b.1 of CNV´s regulations requiring the use of International Accounting Standard 34 (“IAS 34”) issued by the International Accounting Standards Board (“IASB”) adopted by the CNV through NT 2013 (the “Rules”).

In these Condensed Interim Consolidated Financial Statements, tgs and its consolidated subsidiaries (CTG, TGSLatam and Telcosur), are jointly referred to as “tgs” or “the Company”.

These Condensed Interim Consolidated Financial Statements, which were approved and authorized for issuance by the Board of Directors on August 9, 2022, do not include all the information and disclosures required for annual Financial Statements, and should be read in conjunction with tgs’ annual Financial Statements as of December 31, 2021, issued on March 8, 2022.

3.BASIS OF PRESENTATION

The CNV, in Title IV, Chapter III, Article 1 of the Rules has provided that listed companies must submit their condensed consolidated financial statements by applying Technical Resolution No. 26 (modified by Technical Resolution No. 29) of the Argentine Federation of Professional Councils of Economic Sciences ("FACPCE"), which adopts the International Financial Reporting Standards ("IFRS") issued by the IASB, its amendments and circulars for the adoption of IFRS that the FACPCE dictates in accordance with the provisions of that Technical Resolution.

The Company has prepared these Condensed Interim Consolidated Financial Statements in accordance with the accounting framework established by the CNV, which is based on the application of IFRS, particularly IAS 34.

The subsidiaries that reflect tgs's corporate group as of June 30, 2022 are Telcosur, CTG and TGSLatam.

For consolidation purposes for the six-month periods ended June 30, 2022 and 2021, Telcosur's financial statements have been used at those dates. The controlled companies CTG and TGSLatam do not record operations or significant assets and liabilities as of June 30, 2022.

The condensed interim consolidated financial statements for the six-month periods ended June 30, 2022 and 2021 have not been audited. The Management of the Company estimates that they include all the necessary adjustments to reasonably present the results of each period in accordance with the accounting framework applied. The results of the six-month periods ended June 30, 2022 and 2021, do not necessarily reflect the proportion of the results of the Company for the full fiscal year.

Functional and presentation currency

The condensed interim consolidated financial statements are stated in thousands of Argentine pesos (“Ps.”), the functional currency of the Company and its subsidiaries, except TGSLatam, whose functional currency is Bolivian.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Restatement to current currency

The Condensed Interim Consolidated Financial Statements as of June 30, 2022, including comparative figures, have been restated to take into account changes in the general purchasing power of the Company's functional currency in accordance with IAS 29 "Financial information in hyperinflationary economies” ("IAS 29") and in General Resolution No. 777/2018 of the CNV, using the BCRA's Market Expectations Survey for the last month of the period, since, at the date of closing the Company's accounting books, the INDEC index was not yet available. As a result, the financial statements are expressed in the unit of measurement current at the end of the reporting period.

The variation in the consumer price index (“CPI”) for the restatement of these Condensed Interim Consolidated Financial Statements was estimated at 36.3% and 25.2% for the six-month periods ended June 30, 2022 and 2021, respectively.

Information comparability

The balances as of December 31, 2021 and June 30, 2021 that are disclosed for comparative purposes were restated in accordance with IAS 29, as mentioned above.

4.SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied to these Condensed Interim Consolidated Financial Statements are consistent with those used in the financial statements for the last financial year prepared under IFRS, which ended on December 31, 2021.

New accounting policies, amendments and interpretations issued by the IASB that have been adopted by the Company.

The Company has applied the following standards and/or amendments for the first time as of January 1, 2022:

•Amendments to IAS 37 - Onerous contracts – Cost of fulfilling a contract.

•Amendments to IAS 16 – Proceeds before intended use.

•Amendments to IFRS 9 - Derecognition of financial liabilities.

The new accounting standards, amendments and interpretations issued by the IASB that became effective as of January 1, 2022, have not had an impact on the Company's condensed interim consolidated financial statements.

5.FINANCIAL RISK MANAGEMENT

The Company’s activities and the market in which it operates expose it to a series of financial risks: market risk (including foreign exchange risk, interest rate risk, and commodity price risk), credit risk and liquidity risk.

In this sense, the Company operates in an economic context whose main variables have recently had a strong volatility as a consequence of public and economic events in the national and international scope mentioned in Note 1.

Additionally, on July 10, 2021, the Banco Central de la República Argentina ("BCRA") published Communication "A" 7327, by which it increases the restrictions to access to the blue chip swap transactions. In this sense, the CNV issued General Resolution No. 895/2021 by which modified the timeframe for brokers to hold certain assets and reduce the balance of foreign currency bonds settled abroad to 50,000 nominal bonds.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Subsequently, different governmental agencies continued to issue regulations that seek to regulate and establish an exchange and stock exchange system in accordance with the current macroeconomic context.

On June 27, 2022, the BCRA, through Communication A 7532, introduced modifications to the import system in order to preserve its US dollar reserves. This new scheme, which will be in force until September 30, 2022, further restricts access to the MULC for the payment of imports, extending the limitations to imports of services, equating their treatment to the acquisition of goods.

As of the date of issuance of these Condensed Interim Consolidated Financial Statements, it is not possible to predict the impact that said or future regulations may have on the economic and financial situation of the Company.

The impact of COVID on financial markets has also negatively affected the cost of loans, hedging activities, liquidity and access to capital in general, which could limit our ability to obtain financing to finance our operations in a timely manner in acceptable terms. In the local market, particularly, the shares of the main listed companies, sovereign bonds and the Argentine peso experienced a sharp drop in their market value.

Due to the main impacts of the described situation detailed in Note 1 to these condensed interim consolidated financial statements, the Company has implemented a series of measures that will mitigate its impact. In this sense, the Company's Management constantly monitors the evolution of the situations that affect its business, to determine the possible actions to be taken and to identify the possible impacts on its equity and financial position. The Company's financial statements should be read under the light of these circumstances.

6.CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the Condensed Interim Consolidated Financial Statements in accordance with generally accepted accounting principles requires management to make accounting estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period.

These estimates require management to make difficult, subjective or complex judgments and estimates about matters that are inherently uncertain. Management bases its estimates on various factors, including past trends, expectation of future events regarding the outcome of events and results and other assumptions that it believes are reasonable.

As mentioned in Note 17.a. to the Consolidated Financial Statements as of December 31, 2021, the Company is jointly carrying out a new Comprehensive Tariff Review (“RTI”) process together with ENARGAS, which will culminate once the necessary regulations are issued to grant a tariff framework in accordance to the license with which it operates.

In the Natural Gas Transportation segment, the Company considered scenarios taking into account the transitional tariff regime mentioned above and the new estimates of macroeconomic variables. Likewise, the Company updated its assessment of impairment indicators in accordance with IAS 36 as of June 30, 2022.

The conclusion of said evaluation was that no new factors were identified that negatively affect the premises underlying the recoverable value of the assets included within PPE, with respect to the last evaluation carried out, as of December 31, 2021.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

As of June 30, 2022, based on the above, the Company has determined that it is not necessary to record an additional impairment charge or a reversal to the existing one.

7.SUPPLEMENTAL CASH FLOW INFORMATION

For purposes of the condensed interim consolidated statement of cash flows, the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The cash flow statement has been prepared using the indirect method, which requires a series of adjustments to reconcile net income for the period to net cash flows from operating activities.

Non-cash investing and financing activities for the six-month periods ended June 30, 2022 and 2021 are presented below:

Note 14 includes a reconciliation between the opening and closing balance of the financial liabilities arising from financing activities.

8.CONSOLIDATED BUSINESS SEGMENT INFORMATION

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Board of Directors.

The Company analyzes its businesses into four segments: (i) Natural Gas Transportation Services, subject to ENARGAS regulations, (ii) Liquids Production and Commercialization, (iii) Other Services including midstream, among others, and (iv) Telecommunications. These last three business segments are not regulated by ENARGAS. Liquids Production and Commercialization segment is regulated by the SE.

Detailed information on each business segment for the six-month periods ended June 30, 2022 and 2021 is disclosed below:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

The breakdown of revenues by market and opportunity for the six-month periods ended June 30, 2022 and 2021 is as follows:

9.SUMMARY OF SIGNIFICANT STATEMENT OF FINANCIAL POSITION AND STATEMENT OF COMPREHENSIVE INCOME ITEMS

a)Other receivables

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

b)Trade receivables

The movement of the allowance for doubtful accounts is as follows:

c)Cash and cash equivalents

d)Contract Liabilities

e)Other payables

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

f)Taxes payables

g)Trade payables

h)Revenues and others

i)Cost of sales

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

j)Expenses by nature – Information required under art. 64 paragraph I, clause B) Commercial Companies Law for the six-month periods ended June 30, 2022 and 2021

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

k)Net financial results

l)Other operating results, net

m) Other financial assets at amortized cost

n)Other financial assets at fair value through profit or loss

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

o)Payroll and social security taxes payable

10.INVESTMENTS IN ASSOCIATES

11.JOINT ARRANGEMENTS

The breakdown of the amounts included in the statements of financial position related to the Company's participation in the UT as of June 30, 2022 and December 31, 2021, and its results for the six-month periods as of June 30, 2022 and 2021 is the following:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

12.SHARE OF GAIN FROM ASSOCIATES

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

13.PROPERTY, PLANT AND EQUIPMENT

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

14.LOANS

Short-term and long-term loans as of June 30, 2022 and December 31, 2021 comprise the following:

Loans are totally denominated in US dollars.

During the six-month periods ended June 30, 2022 and 2021, through various transactions, the Company acquired 2018 Notes for a nominal value of US$ 7,262,000 for which it paid Ps. 1,715,927. The result generated by such transaction, which amounted to Ps. 720,761 (loss) was recorded in the item Financial Results of the Statement of Comprehensive Income (see Note 9.k.).

The activity of the loans as of June 30, 2022 and 2021 is the following:

The maturities of current and non-current financial debt, net of issuance costs, as of June 30, 2022 are as follows:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

On March 31, 2022, the subsidiary Telcosur, took a loan for US$24 million. The main terms of said loan are:

Amount in US$	24.000.000
Interest rate	1.5% annual
Amortizacion date	January 25, 2024
Interest payment frequency	To the expiration
Guarantee	Fixed term in foreign currency(1)

(1)Included as “Non-current Other financial assets at amortized cost”.

As of the date of issuance of these Interim Condensed Consolidated Financial Statements, the Company and its controlled companies are in compliance with the covenants established in all of their financial debt.

15.INCOME TAX AND DEFERRED TAX

On June 16, 2021, "Law No. 27,630: Amending the Income Tax Law" was published in the Official Gazette which, among other issues, introduces a modification in the income tax rate effective for fiscal years or fiscal years beginning on or after January 1, 2021. The amendment establishes a staggered rate system in three segments (25%, 30% and 35%) according to the level of accumulated taxable net income, which will be updated.

Likewise, dividends distributed to foreign individuals and beneficiaries will be taxed at a rate of 7%.

For the determination of the deferred and current income tax charge as of June 30, 2022, the Company has applied the progressive tax rate in force as mentioned above.

Previously, the current rate, as provided by Law No. 27,430, was 30% for fiscal years beginning on or after January 1, 2018 and 25% for fiscal years beginning on or after 2022.

The following table includes the income tax expense charged to the statement of comprehensive income in the six-month periods ended June 30, 2022 and 2021:

The composition of the net deferred tax liabilities as of June 30, 2022 and December 31, 2021, is as follows:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

16.PROVISIONS

17.FINANCIAL INSTRUMENTS BY CATEGORY AND HIERARCHY

17.1 Financial instrument categories

There have been no significant changes regarding the accounting policies for the categorization of financial instruments to the policies disclosed in the financial statements as of December 31, 2021.

The categories of financial assets and liabilities as of June 30, 2022 and December 31, 2021 are as follows:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

17.2 Fair value measurement hierarchy and estimates

According to IFRS 13, the fair value hierarchy introduces three levels of inputs based on the lowest level of input significant to the overall fair value. These levels are:

•Level 1: includes financial assets and liabilities whose fair values are estimated using quoted prices (unadjusted) in active markets for identical assets and liabilities. The instruments included in this level primarily include balances in mutual funds and public or private bonds listed on the Bolsas y Mercados Argentinos S.A. (“BYMA”). Within this level were included those derivative financial instruments for which there was a quote in active markets at closing.

•Level 2: includes financial assets and liabilities whose fair value is estimated using different assumptions quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (for example, derived from prices).

•Level 3: includes financial instruments for which the assumptions used in estimating fair value are not based on observable market information.

The table below shows different assets at their fair value classified by hierarchy as of June 30, 2022:

The fair value amount of the financial assets is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As of June 30, 2022, the carrying amount of certain financial instruments used by the Company including cash, cash equivalents, other investments, receivables, payables and short-term loans are representative of fair value.

The estimated fair value of Non-current loans is estimated based on quoted market prices. The following table reflects the carrying amount and estimated fair value of the 2018 Notes at June 30, 2022, based on their quoted market price:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

18.ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Balances in foreign currencies as of June 30, 2022 and December 31, 2021 are detailed below:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

19. REGULATORY FRAMEWORK

The main regulatory issues are described in Note 17 to the annual consolidated financial statements as of December 31, 2021. As of the date of issuance of these Interim Condensed Consolidated Financial Statements, there were no additional developments.

20. COMMON STOCK AND DIVIDENDS

a)Common stock structure and shares’ public offer

As of June 30, 2022, tgs’ common stock was as follows:

	Amount of common stock, subscribed, issued and authorized for public offer
Common Shares Class (Face value $ 1, 1 vote)	Outstanding shares	Treasury Shares	Common Stock
Class “A”	405,192,594	-	405,192,594
Class “B”	347,568,464	41,734,225	389,302,689
Total	752,761,058	41,734,225	794,495,283

tgs's shares are traded on the BYMA and under the form of the ADSs (registered with the Securities and Exchange Commission (“SEC”) and representing 5 shares each) on the New York Stock Exchange.

b)Acquisition of treasury shares

During the six-month period ended June 30, 2022, the Company has not acquired treasury shares.

As of June 30, 2022, the Company holds 41,734,225 treasury shares, representing 5.25% of the total share capital. The acquisition cost of the treasury shares in the market amounted to Ps. 7,643,375 and the Additional paid-up capital amounted to Ps. 2,217,277, which, in accordance with the provisions of Title IV, Chapter III, Article 3.11.c and e of the Rules, restricts the amount of the realized and liquid gains mentioned above that the Company may distribute.

c)Restrictions on distribution of retained earnings

Pursuant to the General Companies Act and CNV Rules, we are required to allocate a legal reserve (“Legal Reserve”) equal to at least 5% of each year’s net income (as long as there are no losses for prior fiscal years pending to be absorbed) until the aggregate amount of such reserve equals 20% of the sum of (i) “common stock nominal value” plus (ii) “inflation adjustment to common stock,” as shown in our consolidated statement of changes in equity.

Finally, and as mentioned in subsection b of this note, the amounts subject to distribution are restricted up to the acquisition cost of treasury shares and the paid-up capital.

In addition, and in accordance with the 2022 Transition Agreement, the Company may not distribute dividends during the term of the agreement.

In accordance with current exchange regulations and in order to have access to the exchange market, for the payment of dividends to non-resident shareholders of Argentina, the Company must require the prior approval of the BCRA.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

21. LEGAL CLAIMS AND OTHER MATTERS

Between January 1, 2022 and the date of issuance of these Condensed Interim Consolidated Financial Statements, there were no news regarding legal claims and other matters. For more information regarding the claims and legal matters of the Company, see Note 20 “Legal claims and other matters” to the Consolidated Financial Statements as of December 31, 2021.

22. BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Key management compensation

The accrued amounts corresponding to the compensation of the members of the Board of Directors, the Statutory Committee and the Executive Committee for the six-month periods ended June 30, 2022 and 2021 were Ps. 181,508 and Ps. 164,731, respectively.

Balances and transactions with related parties

The detail of significant outstanding balances for transactions entered into by tgs and its related parties as of June 30, 2022 and December 31, 2021 is as follows:

Additionally, during the six-month period ended June 30, 2022, the Company received from SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A., construction engineering services for Ps. 420,259 which are activated within the balance of advances to suppliers.

As of June 30, 2022, tgs holds Ps. 1,787,760 corresponding to dollar-linked notes issued by CT Barragán S.A. that accrue an annual interest rate above the exchange rate published in Communication “A” 3500 of the BCRA., and that amortizes the entire capital in June 2023, November 2024 and May 2025. The book value of the notes is disclosed within the caption “Other financial assets at fair value through profit or loss”.

The detail of significant transactions with related parties for the six-month periods ended June 30, 2022 and 2021 is as follows:

Six-month period ended June 30, 2022:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Six-month period ended June 30, 2021:

23.ASSOCIATES AND JOINT AGREEMENT

Associates with significant influence

Link:

Link was created in February 2001, with the purpose of the operation of a natural gas transportation system, which links TGS’s natural gas transportation system with the Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan (Buenos Aires province), located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara. TGS’s ownership interest in such company is 49% and Dinarel S.A. holds the remaining 51%.

TGU:

TGU is a company incorporated in Uruguay. This company rendered operation and maintenance services to Gasoducto Cruz del Sur S.A. and its contract terminated in 2010. TGS holds 49% of its common stock and Pampa Energía holds the remaining 51%.

EGS (in liquidation):

In September 2003, EGS, a company registered in Argentina, was incorporated. The ownership is distributed between TGS (49%) and TGU (51%).

EGS owned a natural gas pipeline, which connects TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

In October 2012, ENARGAS issued a resolution which authorizes EGS to transfer the connection pipeline and service offerings in operation to TGS. On November 13, 2013, the sale of all the fixed assets of EGS to TGS for an amount of US$ 350,000 was made, the existing natural gas transportation contracts were transferred and the procedures to dissolve the Company were initiated.

The Board of Directors Meeting held on January 13, 2016, approved to initiate the necessary steps for the dissolution of EGS. The Special Shareholders Meeting held on March 10, 2016 appointed EGS’ liquidator.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Joint Agreement

UT:

The Board of Directors of tgs approved the agreement to set up the UT together with SACDE. The objective of the UT is the assembly of pipes for the construction of the project of "Expansion of the System of Transportation and Distribution of Natural Gas" in the Province of Santa Fe, called by National Public Bid No. 452-0004-LPU17 by the MINEM (the "Work").

On October 27, 2017, tgs - SACDE UT signed the corresponding work contract with the MINEM.

The UT will remain in force until its purpose has been fulfilled, i.e., once the works involved in the Project have been completed and until the end of the guarantee period, set at 18 months from the provisional reception.

As a result of the situation of the economic context and the COVID mentioned in Note 1, the UT sent a letter to Integración Energética Argentina S.A. (“IEASA”), a company currently part of the Ministry of Productive Development, requesting, among other issues, the reestablishment of the economic-financial equation, readjustment of the work schedule, approval of cost redeterminations and price adjustments under the current legal regime.

On July 9, 2021, the UT and IEASA signed a restart order and a restart certificate for the works related to the Work, through which the work schedule was readjusted and IEASA also assumed the commitment to manage and join efforts to guarantee the cash flow in order to avoid new effects on the economic-financial structure of the contract for the Work, which would give rise to new requests -by the UT- for the recomposition of the economic-financial equation of the contract and the schedule of execution of the Work.

24.INFORMATION REQUIRED BY ARTICLE 26 OF SECTION VII CHAPTER IV TITLE II OF CNV RULES

In order to comply with General Resolution No. 629/2014 tgs informs that, as of August 9, 2022, supporting and management documentation related to open tax periods is safeguarded by Iron Mountain Argentina S.A. at its facilities are located at 2482 Amancio Alcorta Avenue in the Autonomous City of Buenos Aires.

As for commercial books and accounting records, they are situated in the headquarters of the Company in areas that ensure its preservation and inalterability.

The Company has available in its headquarters to CNV details of the documentation given in safeguard to third parties.

25.SUBSEQUENT EVENTS

There were no existing significant subsequent events between the closing date of six-month period ended June 30, 2022 and the date of the approval (issuance) of these condensed interim consolidated financial statements.

      Horacio Turri

Chairman of the Board of Directors

English translation of the original report issued in Spanish for publication in Argentina

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, President and Directors of

Transportadora de Gas del Sur S.A.

Legal address: Don Bosco 3672, 5th Floor

Ciudad Autónoma de Buenos Aires

CUIT N° 30-65786206-8

I. Report on the Financial Statements

Introduction

1.We have reviewed the accompanying condensed interim consolidated financial statements of Transportadora de Gas del Sur S.A. (the “Company”), which comprises: (a) the consolidated statement of financial position at June 30, 2022, (b) the consolidated statements of comprehensive income for the three and six-month periods ended at June 30, 2022, and the consolidated statements of changes in equity and cash flow for the six -month period then ended, and (c) a summary of significant accounting policies and other explanatory notes.

2.The balances and other information corresponding to the fiscal year 2021 and to its interim periods are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Responsibility of the Board of Directors

3.The Company’s Board of Directors is responsible for the preparation and presentation of these condensed interim consolidated financial statements under the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and adopted by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) as its professional accounting standards and added by the Comisión Nacional de Valores (“CNV”) to its regulations; therefore, it is responsible for the preparation and presentation of the condensed interim consolidated financial statements mentioned above in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”). The Company’s Board of Directors is also responsible for performing the internal control procedures that they may deem necessary to enable the preparation of the condensed interim consolidated financial statements that are free from material misstatements, either due to errors or irregularities.

Scope of review

4.Our responsibility is to express a conclusion on the condensed interim consolidated financial statements mentioned in paragraph 1. based on our review, which was conducted in accordance with International Standard on Review Engagements 2410, 'Review of interim financial information performed by the independent auditor of the entity', as issued by the International Auditing and Assurance Standards Board (“IAASB”), and adopted by the FACPCE as its standard of review in Argentina by Technical Resolution N°

Price Waterhouse & Co. S.R.L. Bouchard 557, floor 8º	Pistrelli, Henry Martin y Asociados S.R.L. Miembro de Ernst & Young Global Limited
C1106ABG - City of Buenos Aires Tel: (54-11) 4850-0000 www.pwc.com/ar	25 de Mayo 487 – C1002ABI Buenos Aires - Argentina Tel.: (54-11) 4318-1600 Fax: (54-11) 4510-2220 www.ey.com

English translation of the original report issued in Spanish for publication in Argentina

33. Such standard requires auditor to comply with the ethical requirements relevant to the audit of the Company’s annual financial statements. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

5.Based on our review, nothing has come to our attention that causes us to believe that the condensed interim consolidated financial statements mentioned in paragraph 1. are not prepared, in all material respects, in accordance with IAS 34.

II. Report on other legal and regulatory requirements

In compliance with current regulations, we report that:

a.The condensed interim consolidated financial statements of Transportadora de Gas del Sur S.A. comply, in what is within our competence, with the provisions of the Commercial Companies Law and pertinent resolutions of the CNV.

b. The condensed interim separate financial statements of Transportadora de Gas del Sur S.A. arise from accounting records kept, in their formal aspects, in accordance with current legal regulations.

c.The information included in points 3, 4, 5 and 6 in the “Analysis of financial conditions and results of operations for the periods ended June 30, 2022, 2021, 2020, 2019 and 2018”, which is presented together with the condensed interim financial statements to comply with CNV regulations, arise from the accompanying condensed interim consolidated financial statements at June 30, 2022 and from the condensed interim consolidated financial statements  at March 31, 2021,  2020 and 2019, which are not included in the accompanying  condensed interim consolidated financial statements and on which we have issued an limited review report  dated August 4, 2021, August 7, 2020  and2019 respectively, to which we refer, which should be read together with this report.

d.At June 30, 2022 the liabilities accrued in employee and employer contributions to the Argentine Integrated Social Security System according to the Company's accounting records amounted to $ 187.806.681, none of which was claimable at that date.

City of Buenos Aires, August 9, 2022.

PRICE WATERHOUSE & CO. S.R.L. (Partner)	PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L (Partner)
Dr. Fernando A. Rodriguez	Pablo G. Decundo

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Chief Financial Officer and Services Vice President

By:	/s/Hernán D. Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: August 16, 2022.

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